

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 31, 2006

Paul G. Laird, President, CEO
New Frontier Energy, Inc.
5632 S. Spotswood Street
Littleton, Colorado 80120

Re: New Frontier Energy, Inc.
Form 10-KSB for the fiscal year ended February 28, 2005
Response letter dated January 20, 2006
Filed June 3, 2005
File No. 0-05742

Dear Mr. Laird:

We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the year ended February 28, 2005

Management's Discussion and Analysis or Plan of Operation, page 22

Liquidity and Capital Resources, page 30

1. We note your response to comment 1 in our letter dated January 10, 2006, and we disagree with your conclusions. It is inappropriate to use the word "proved" to describe oil and gas properties when proved reserves, as defined in our rules, do not exist. This applies not only to the financial statements but to the entire filing. We reissue prior comment 1 and request that you comply in future filings.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Sandy Eisen at (202) 551-3864 or me at (202) 551-3684 with any questions.

Sincerely,

April Sifford
Branch Chief

cc: Sandy Eisen